UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Form SD
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Specialized Disclosure Report

NATIONAL INSTRUMENTS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	000-25426	74-1871327
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11500 North MoPac Expressway	78759
Austin, Texas (Address of principal executive offices)	(Zip Code)

R. Eddie Dixon, Jr.	(512) 683-0100
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

GENERAL

National Instruments Corporation (“NI”, “we”, “us” or “our”) designs, manufactures and sells tools to engineers and scientists that accelerate productivity, innovation and discovery. Our graphical system design approach to engineering provides an integrated software and hardware platform that speeds the development of systems needing measurement and control. NI is based in Austin, Texas, was incorporated under the laws of the State of Texas in May 1976 and was reincorporated in Delaware in June 1994.

In 2010 the US Congress enacted the conflict minerals provisions of the Dodd-Frank Financial Reform legislation. The law’s aim is to curb violence and human rights abuses in the Democratic Republic of the Congo (DRC), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola  by requiring disclosure of certain information by public companies that use certain minerals which are necessary to the functionality or production of their products, which minerals include gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

COVERED PRODUCTS

NI offers an extensive line of measurement and control products to work either separately, as stand-alone products, or as an integrated solution. NI’s hardware products include Data Acquisition Hardware, PXI Modular Instruments, Modular Instruments, Machine Vision/Image Acquisition, Motion Control, Reconfigurable I/O (RIO) Hardware, Industrial Communications Interfaces, and GPIB Interface products.

Most NI hardware products contain at least one of the Conflict Minerals and fall into the scope of the law’s requirements; thus, this disclosure includes information on a company level basis that includes general information for all NI products.

Reasonable Country of Origin Inquiry Description

For calendar year 2018, NI has conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the conflict minerals necessary to the functionality or production of NI Products originated in the DRC or an adjoining country or came from scrap or recycled sources.

The Company’s RCOI process included reviewing the products manufactured or contracted to be manufactured during the Reporting Period to identify products that should be deemed in-scope as described by the Adopting Release and conducting an inquiry of our direct suppliers of the in-scope products using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Based on the results of our RCOI which indicated sourcing from the DRC or an adjoining country, we exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the OECD Due Diligence Guidance.

Conflict Minerals Disclosure

This Form SD of NI is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.

A copy of NI’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.ni.com/.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, NI is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01	Exhibits

Exhibit 1.01	2018 Conflict Minerals Report of NI as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATIONAL INSTRUMENTS CORPORATION

By:	/s/ R. Eddie Dixon, Jr.
R. Eddie Dixon, Jr.
Vice President, General Counsel, and Secretary

Date:  May 30, 2019

EXHIBIT INDEX

Exhibit No.	Description
1.01	2018 Conflict Minerals Report of NI